June 27, 2019

Byron C. (Chris) Wiley
President and Manager
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

        Re: Wiley Area Development LLC
            Form 1-A filed May 31, 2019
            File No. 024-11010

Dear Mr. Wiley:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Part I, Item 4, page i

1. We note that you indicated "no" in response to the question whether you intend to offer your securities on a delayed or continuous basis under Rule 251(d)(3). However, in the offering circular, you indicate that the offering could last up to 360 days. Please revise to indicate that this will be an offering made on a continuous basis. Dilution, page 46

2. We refer you to net tangible book value per unit before offering (based on 9,000,000
       Units) presented in each of the tables on page 48-49. It appears the amount calculated should be $0.0022 rather than $0.022. Please advise or revise the amount.
 Byron C. (Chris) Wiley
FirstName LastNameByron C. (Chris) Wiley
Wiley Area Development LLC
Comapany NameWiley Area Development LLC
June 27, 2019
June 27, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 53

3. We note that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 6 to Item 6 of Form 1-
         A.
Signatures, page 103

4. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer, and principal accounting officer.
         To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.
Financial Statements
Statements of Operations and Changes in Members' Equity, page 111

5. Please revise your presentation of changes in members' equity to comply with the disclosure requirements outlined by ASC 505-10-50. Please include disclosure of the changes in the number of shares outstanding for each period presented. Disclosures can be made in the financial statements or notes to the financial statements.
Notes to Financial Statements
4. Members' Equity, page 118

6. Please revise to clarify in the notes to the financial statements your shares outstanding at
         December 31, 2018 as well as any changes in your capital structure subsequent to year-
         end. In this regard, we note your disclosure in note 4 indicates that 180,000 shares were outstanding at December 31, 2018 however it appears from note 7 that you authorized
         9,000,000 Class A units subsequent to year-end. As part of your response, please explain to us the difference, if any, in pertinent rights and privileges of the various securities outstanding (i.e. Class A and Class B shares vs. Class A and Class B units). Assuming
         9,000,000 Class A units were issued subsequent to year-end, update note 7 to include
         details of the share issuances including the dates issued and prices paid.
Part III, Exhibits, page 121

7. We note your reference to test the waters materials in the exhibit index, but it does not appear that you have filed any such materials. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please file such materials as an exhibit to the offering statement. Refer to
Item 17(13) of Part III
         of Form 1-A. Please also reconcile the exhibit index with Item 4 of
Part I indicating that
         you have not used solicitation of interest communications in connection with the proposed offering.
 Byron C. (Chris) Wiley
FirstName LastNameByron C. (Chris) Wiley
Wiley Area Development LLC
Comapany NameWiley Area Development LLC
June 27, 2019
June 27, 2019 Page 3
Page 3
FirstName LastName
General

8. We note the arbitration provision in Article XVII of your Amended and Restated
         Operating Agreement. If the provision extends to federal securities law claims, disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder and additionally revise your disclosure in the following manner. Describe the provision, identifying the relevant forum for arbitration and clarifying whether or not arbitration is the exclusive means of resolving disputes between you and your unitholders. Address any question regarding whether or not a court would enforce the provision. Discuss impacts of limitations on claims arising under other applicable state or federal laws. Include risk factor disclosure discussing whether the provision is the exclusive means for resolving disputes or is applicable to federal securities law claims. Risk factor disclosure should additionally discuss matters such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and unitholders, and that the provision can discourage claims or limit unitholders' ability to bring a claim in a judicial forum that they find favorable.
9. We note that section 9 of your Subscription Agreement states that the exclusive venue for any legal action under the agreement will be in the proper forum in the State of Ohio.
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Byron C. (Chris) Wiley
Wiley Area Development LLC
June 27, 2019
Page 4

will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameByron C. (Chris) Wiley                     Sincerely,
Comapany NameWiley Area Development LLC
                                                             Division of
Corporation Finance
June 27, 2019 Page 4                                         Office of
Transportation and Leisure
FirstName LastName